Exhibit 99.1

XPENG Files 2025 Annual Report on Form 20-F

GUANGZHOU, China, April 16, 2026 — XPeng Inc. (“XPENG” or the “Company,” NYSE: XPEV and HKEX: 9868), a leading global AI mobility technology company, today announced that it filed its annual report on Form 20-F for the fiscal year ended December 31, 2025 with the Securities and Exchange Commission (the “SEC”) on April 16, 2026. The annual report can be accessed on XPENG’s investor relations website at https://ir.xiaopeng.com.

The Company will provide a hard copy of its annual report, free of charge, to its shareholders and ADS holders upon request. Requests should be directed to ir@xiaopeng.com or Investor Relations Department at XPeng Inc., No. 10, Cencun Fengzhuang Avenue, Tianhe District, Guangzhou, China.

About XPENG

XPENG is a leading Chinese Smart EV and NEV company that designs, develops, manufactures, and markets Smart EVs and NEVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to become a smart technology company trusted and loved by users worldwide. In order to optimize its customers’ mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Shenzhen, Silicon Valley and San Diego. The Company’s Smart EVs and NEVs are mainly manufactured at its plants in Zhaoqing and Guangzhou, Guangdong province. For more information, please visit https://www.xpeng.com/.

Contacts:

For Investor Enquiries:

IR Department

XPeng Inc.

Email: ir@xiaopeng.com

Jenny Cai

Piacente Financial Communications

Tel: +1-212-481-2050 / +86-10-6508-0677

Email: xpeng@tpg-ir.com

For Media Enquiries:

PR Department

XPeng Inc.

Email: pr@xiaopeng.com

Source: XPeng Inc.